

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 18, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Takeda Pharmaceutical Company Limited, under the Exchange Act of 1934.

- American Depositary Shares Representing Common Stock

- Common Stock, no par value (application for the Common Stock is made for listing, not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission)

Sincerely,